VIA EDGAR

July 13, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Mary Beth Breslin
Jeffrey Gabor

Re:                             Rubius Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-225840

Requested Date:	July 17, 2018
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Ms. Breslin and Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rubius Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 17, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Arthur R. McGivern at (617) 570-1971. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Arthur R. McGivern, by facsimile to (617) 801-8626.

If you have any questions regarding this request, please contact Arthur R. McGivern of Goodwin Procter LLP at (617) 570-1971.

Sincerely,

RUBIUS THERAPEUTICS, INC.

/s/ Pablo J. Cagnoni
Pablo J. Cagnoni
Chief Executive Officer

cc:	Andrew M. Oh, Chief Financial Officer, Rubius Therapeutics, Inc.
Stuart M. Cable, Esq., Goodwin Procter LLP
Arthur R. McGivern, Esq., Goodwin Procter LLP